201 N. Harrison St.
Davenport, IA 52801-1939                    Ronald A. Mayo
www.lee.net                        Vice President, Chief Financial Officer
     and Treasurer
(563) 383-2557
Fax: (563) 327-2646
ron.mayo@lee.net

February 3, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Justin Dobbie, Esq., Legal Branch Chief

RE:     Lee Enterprises, Incorporated (the “Company”)
Registration Statement on Form S-3
Filed January 20, 2017, as amended February 3, 2017
SEC File No. 333-215651

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement and in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby request that the effective date of the Registration Statement (Registration No. 333-215651) be accelerated so that it will be declared effective at 4:30 pm, Eastern Time, on February 6, 2017, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Lane & Waterman LLP, by calling Ed Carroll at (563) 324-3246.

Thank you for your assistance with this matter

Very truly yours,

LEE ENTERPRISES, INCORPORATED
/s/ Ronald A. Mayo
By:
Ronald A. Mayo
Vice President, Chief Financial Officer
and Treasurer